Form 12b-25                                                         Page 1 of 3

-------------------------------------------------------------------------------
SEC 1344
(7-2000)     PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions     UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
-------------------------------------------------------------------------------

                                     UNITED STATES                                 -------------------------
                          SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL
                                WASHINGTON, D.C. 20549                             -------------------------
                                                                                   OMB Number: 3235-0058
                                      FORM 12b-25                                  -------------------------
                                                                                   Expires: January 31, 2002
                              NOTIFICATION OF LATE FILING                          -------------------------
                                                                                   Estimated average burden
                                                                                   hours per response...2.50
                                                                                   -------------------------
                                                                                   -------------------------
                                                                                   SEC FILE NUMBER
                                                                                   -------------------------
                                                                                   CUSIP NUMBER
                                                                                   -------------------------

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q
/ /Form N-SAR

For Period Ended:   MARCH 31, 2001
                  --------------------------------------------
/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:
                                  ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
-------------------------------------------------------------------------------
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
HEALTHSTAR CORP.
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable
2875 N.E. 191st STREET #601
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
AVENTURA, FLORIDA 33180
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

Form 12b-25                                                         Page 2 of 3


       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Registrant was unable to file its Form 10-KSB on a timely basis without unreasonable effort or expense due to certain unforeseen difficulties experienced in connection with its preparation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           STEVEN A. MARCUS                  301                 977-4281
    ---------------------------------- ----------------- ----------------------
                (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

During the fiscal year ended March 31, 2000 ("FY 2000"), the Registrant reported revenues of $13.0 million and net loss of $2.5 million. It is anticipated that for the fiscal year ended March 31, 2001 ("FY 2001"), the Registrant will report revenues of approximately $945,000 and net loss of approximately $1.5 million. The anticipated change in results of operations from the prior period is primarily due to the fact that the results for FY 2000 reflected nine months of operations of a subsidiary that was sold during FY 2000 and a full year of operations of a subsidiary that was sold in the beginning of FY 2001; while the only operations during FY 2001 were one month of operations of the subsidiary sold during FY 2001.

-------------------------------------------------------------------------------

                              HEALTHSTAR CORP.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date        July 2, 2001       By     /s/ STEVEN MARCUS
        -------------------------    ------------------------------------------
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).